EXHIBIT 99.1

Crescent Point Energy Confirms February 2018 Dividend

CALGARY, Alberta, Feb. 15, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) and (NYSE:CPG) confirms that the dividend to be paid on March 15, 2018, in respect of February 2018 production, for shareholders of record on February 28, 2018, will be CDN$0.03 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1